Exhibit 99.1

Leitch Press Contact: Laura Whitaker
Vice President, Corporate Communications
Tel: +1 (408) 782-1201
laura.whitaker@leitch.com

Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 416-445-9640
investors@leitch.com

   www.leitch.com

Videotek Press Contact: Stacy Enoch
Marketing Director
Videotek, Inc.
Tel: (610) 327-2292
Fax: (610) 327-9295
E-Mail: senoch@videotek.com
Web: www.videotek.com

NAB Booth # SU9868

April 18, 2004	FOR IMMEDIATE RELEASE

Leitch Technology to Acquire Videotek
Adds Test and Measurement to its Portfolio

LAS VEGAS — Leitch Technology Corporation (TSX:LTV), a leading supplier of high-performance video systems for the professional television industry, announced today it has entered into a definitive agreement to acquire Videotek, Inc. A privately held video equipment company, Videotek, Inc. specializes in test and measurement products and is headquartered in Pottstown, PA. The companies expect to close the transaction in May 2004, and have agreed to a purchase price of approximately $18 million (US) cash. Leitch will fund this acquisition through its existing cash balances. Videotek extends Leitch’s position in the market to enable truly Integrated Content Environments™ (ICE) that streamline workflow for broadcast and media companies. For over 30 years, Videotek has been designing and manufacturing leading-edge video and audio equipment for the broadcast, production, cable, satellite, education and

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government markets. By combining the Videotek line of test and measurement equipment, video demodulators, routing switchers, color correctors and processors with Leitch’s content production, storage, processing, transmission and monitoring products, Leitch will offer a comprehensive array of products, technologies and services for the television marketplace.

“No company is as focused as Leitch when it comes to television broadcast solutions,” said Tim Thorsteinson, Leitch president and CEO. “We are excited at the prospect of how our companies and customers will mutually benefit from the combined infrastructure and industry presence. Leitch will deliver an extensive range of products as the Videotek offering dovetails perfectly with our video processing and distribution lines. Videotek is a well-run company with a stellar reputation for quality among customers. The combination of our companies provides our customers with a broader complement of products and leverages R&D resources for further integration of platforms and software. Our substantial product offering will continue to be supported by unparalleled service to our customers.”

   “Videotek is a tenured, successful company with quality standards and technical proficiency that will only be enhanced with this acquisition,” said Philip Steyaert, Videotek president and CEO. “Our product offering will be strengthened, and as one company with Leitch, we will be dedicated to providing a strong customer focus on solutions that are open and offer the best combination of reliable performance and operational efficiency.”

With this announcement occurring during the largest annual industry trade show, the National Association of Broadcasters (NAB) in Las Vegas this week, Leitch is exhibiting its unique capability of meeting customers’ needs with a full range of products that provide the experience of an Integrated Content Environment — a streamlined workflow for the production, processing, transmission, management and storage of content — in South Hall Booth SU9868.

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Videotek is exhibiting in the Central Hall, Booth C4717, with a full line up of the latest additions to its high-definition portfolio of test and measurement equipment and many new products for modulation and processing.

Videotek is expected to contribute positive cash flow and will continue to operate out of Pottstown, Pennsylvania. Steyaert, Videotek co-founder, president and CEO, who is a respected industry veteran and has led Videotek since its inception, will continue to run Videotek within the Leitch organization.

Leitch will host a live audio-only webcast on Monday, April 19, 2004 at 8:00 a.m. (ET). To access the webcast, please enter http://www.leitch.com/specialannouncement. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

For those unable to participate in the conference call at the scheduled time, the conference call will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/investors and click on the link for the Webcast Archive.

Forward Looking Statements

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company’s capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company’s capital expenditures, any of which could cause actual results to vary materially from current results or the Company’s currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch

Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products

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and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support. (www.leitch.com)

About Videotek, Inc.

Headquartered in Pottstown, PA, Videotek, Inc. is a leading manufacturer of test and measurement equipment, video demodulators, routing switchers, color correctors and processors and related equipment for the professional video and television broadcast markets. Videotek is committed to zero defects and is ISO-9001 certified.

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